

EMI



Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

06018243

30th October, 2006.

Attn: Filing Desk - Stop 1-4

SUPPL



SEC MAIL PROCESSING
RECEIVED
NOV 0 6 2006
WASH. D.C. 151 SECTION

Dear Sirs,

EMI Group plc - Ref. No:- 82-373

Further to our filing of 27th October 2006, I enclose one copy of each of the following items that the Company has delivered to the London Stock Exchange:

(a) an announcement, dated 30th October 2006, confirming that Eminence Capital, LLC have decreased their holding such that they no longer have a notifiable interest in EMI Group plc Ordinary Shares of 14p each; and,

(b) an announcement, dated 30th October 2006, confirming that The Goldman Sachs Group, Inc. had increased its interest in EMI Group plc Ordinary Shares of 14p each and, as at 25th October 2006, held 32,356,333 shares, being 4.05% of the shares in issue.

Yours faithfully,

PROCESSED
NOV 13 2006
THOMSON
FINANCIAL

C. L. CHRISTIAN
Deputy Secretary

Encs.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

EMI

VIA PR NEWSWIRE DISCLOSE

ER 06/91

Company Announcements Office,
London Stock Exchange.

30th October, 2006.

EMI GROUP PLC
Holding in Company

As required by Listing Rule 9.6.7, the Company advises that it has been informed in a letter dated and received by fax after the close of business on 27th October 2006 that, as of 25th October 2006, Eminence Capital, LLC ceased to have a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231



VIA PR NEWSWIRE DISCLOSE

ER 06/92

Company Announcements Office,
London Stock Exchange.

30th October, 2006.

EMI GROUP PLC
Holding in Company

As required by Listing Rule 9.6.7, the Company advises that it has been informed by The Goldman Sachs Group, Inc. on behalf of itself and its subsidiaries, in a letter dated and received by fax on 27th October 2006, that, as at 25th October 2006, The Goldman Sachs Group, Inc. had increased its interest in EMI Group plc Ordinary Shares of 14p each to 32,356,333 shares, being 4.05% of the shares in issue. We were further notified that, of these shares:

(a) 7,248,916 arose from an interest held by Goldman, Sachs & Co., a wholly owned direct subsidiary of The Goldman Sachs Group, Inc., acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Ltd;

(b) 22,057,641 arose from a beneficial interest held by Goldman Sachs International, a wholly owned indirect subsidiary of The Goldman Sachs Group, Inc.; and,

(c) 3,049,776 arose from a beneficial interest in 9,411,000 5.25% Guaranteed Convertible Bonds due 2010, issued by EMI Group Finance (Jersey) Limited, held by Goldman Sachs International, a wholly owned subsidiary of The Goldman Sachs Group, Inc., acting as custodian for its customers.